EXHIBIT 2.1

EXECUTION VERSION

DATED    8 MAY 2018

TAKEDA PHARMACEUTICAL COMPANY LIMITED

and

SHIRE PLC

CO-OPERATION AGREEMENT

Slaughter and May

One Bunhill Row

London

EC1Y 8YY

(MEMH/CVKB/CLXJ)

552275533

CONTENTS

1.	Interpretation	1
2.	Publication of the Announcement and the terms of the Acquisition	15
3.	Undertakings in relation to Regulatory approvals and Conditions	16
4.	Takeda Shareholder Approval	19
5.	Scheme Document	23
6.	Implementation of the Scheme	23
7.	Switching to an Offer	24
8.	Employee-related matters	26
9.	Break fee	27
10.	Conduct of business	29
11.	Governance	31
12.	Directors’ and officers’ insurance	31
13.	Code and Listing Rules	32
14.	Termination	32
15.	Representations and warranties	34
16.	Notices	35
17.	Remedies and waivers	37
18.	Variation	37
19.	Invalidity	37
20.	Entire agreement	38
21.	Language	38
22.	Contracts (Rights of Third Parties) Act 1999	38
23.	Assignment	38
24.	Costs and expenses	39

25.	Further assurance	39
26.	Counterparts	39
27.	Agent for service of process	39
28.	Governing law and jurisdiction	39

Schedule 1 Employee-related matters		3
Schedule 2 Form of Announcement		14

THIS AGREEMENT is entered into on 8 May 2018

BETWEEN:

1.	TAKEDA PHARMACEUTICAL COMPANY LIMITED, a company incorporated in Japan with its registered address at 1-1 Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan (“Takeda”); and

2.	SHIRE PLC, a company incorporated in Jersey (registered number 99854) with its registered address at 22 Grenville Street, Jersey, JE4 8PX (“Shire”),

together referred to as the “parties” and each as a “party” to this Agreement.

WHEREAS:

(A)	Takeda intends to announce a firm intention to make a recommended offer to acquire the entire issued and to be issued ordinary share capital of Shire (the “Acquisition”), on the terms and subject to the conditions set out in the Announcement (as defined below).

(B)	It is intended that the Acquisition will be effected by way of a scheme of arrangement of Shire pursuant to Article 125 of the Jersey Companies Law (as defined below) (the “Scheme”), but Takeda reserves the right, as set out in (and subject to the terms and conditions of) the Announcement and this Agreement, to elect to implement the Acquisition by way of a takeover offer (the “Offer”).

(C)	The parties have agreed to take certain steps to effect the completion of the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.

IT IS AGREED AS FOLLOWS:

1.	Interpretation

1.1	In this Agreement, the following words and expressions have the meanings given below:

“Acceptance Condition”	means the acceptance condition to any Offer, as specified in Clause 7.2;

“Acquisition”	has the meaning given in Recital (A);

“Adverse Takeda Shareholder Vote”	means the failure to obtain the Takeda Shareholder Approval at the Takeda Shareholder Meeting (or any adjournment or postponement thereof);

“Agreed Switch”	has the meaning given in Clause 7.1(i);

“Announcement”	means the announcement detailing the terms and conditions of the Acquisition to be made pursuant to Rule 2.7 of the Code, substantially in the form set out in Schedule 2 (Form of Announcement);

“Board Appointment Resolutions”	has the meaning given in Clause 11.1;

“Break Fee”	has the meaning given in Clause 9.4;

“Break Fee Payment Event”	has the meaning given in Clause 9.2;

“Business Day”	means a day (other than a Saturday, Sunday or public holiday in London, Jersey, New York or Tokyo) when banks are open in London, Jersey, New York and Tokyo for general banking business;

“Clearances”	means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be obtained and waiting periods that may need to have expired or been terminated early, from or under any of the laws, regulations or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and/or expedient to satisfy one or more of the Regulatory Conditions;

“CMA”	means the Competition and Markets Authority;

“Code”	means the City Code on Takeovers and Mergers as issued from time to time by or on behalf of the Panel;

“Competing Proposal”

means:

(i)         an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover and/or business merger (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued or to be issued ordinary share capital of Shire (when aggregated with the shares already held by the acquiror and any person acting or deemed to be acting in concert with the acquiror) or any arrangement or series of arrangements which results in any person acquiring, consolidating or increasing “control” (as defined in the Code) of Shire;

(ii)        the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 25 per cent. or more) of the business, assets and/or undertakings of Shire Group calculated by reference to any of its revenue, profits or value taken as a whole;

(iii)       a demerger, or any material reorganisation and/or liquidation, involving all or a significant proportion (being 25 per cent. or more) of Shire Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(iv)        any other transaction which would be alternative to, or inconsistent with, or would be reasonably likely materially to preclude, impede or delay or prejudice the implementation of the Acquisition (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the Listing Rules undertaken by a member of Shire Group), in each case which is not effected by Takeda (or a person acting in concert with

Takeda) or at Takeda’s direction or with Takeda’s written agreement, whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

“Conditions”	means:

(i) for so long as the Acquisition is being implemented by means of the Scheme, the terms and conditions to the implementation of the Scheme as set out in Appendix I to the Announcement, as may be amended by Takeda with the consent of the Panel (and, for so long as the Scheme is unanimously and unconditionally recommended by the board of Shire Directors, with the consent of Shire); or

(ii)        for so long as the Acquisition is being implemented by means of the Offer, the terms and conditions referred to in (i) above, as amended by replacing the Scheme Conditions with the Acceptance Condition and as may be further amended by Takeda with the consent of the Panel (and, in the case of an Agreed Switch or a Recommended Switch, with the consent of Shire), and “Condition” shall be construed accordingly;

“Consideration”	means the consideration payable to holders of Shire Shares pursuant to the terms of the Acquisition and as set out in the Announcement;

“Court”	means the Royal Court of Jersey;

“Court Meeting”	means the meeting or meetings of Shire Shareholders or any class or classes thereof to be convened by order of the Court pursuant to Article 125(1) of the

Jersey Companies Law for the purpose of considering, and, if thought fit, approving the Scheme, including any adjournment thereof;

“Effective Date”	means the date upon which either:

(i) the Scheme becomes effective in accordance with its terms; or

(ii) if Takeda elects, in accordance with the provisions of Clause 7.1, to implement the Acquisition by means of the Offer, the date on which the Offer becomes or is declared unconditional in all respects;

“EU Merger Regulation”	means Council Regulation (EC) No. 139/2004;

“EU Regulatory Condition”	means the Condition set out in paragraph 4(c) of Appendix I to the Announcement;

“Exchange Act”	means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder;

“Extended Date”	has the meaning given in Clause 4.1;

“External Anti-Trust/Regulatory Clean Team Arrangements”	means the arrangements established pursuant to the confidentiality and joint defence agreement between Takeda and Shire dated 30 April 2018;

“FIEA”	means the Japanese Financial Instruments and Exchange Act (Act No. 25 1948);

“Group”	means, in the case of Takeda, the Takeda Group and, in the case of Shire, the Shire Group;

“ICEA”	means the Japanese Enhancement Act (Act No. 98 of 2013);

“Japanese Stock Exchanges”	means the Tokyo Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock

Exchange;

“JCA”	means the Japanese Companies Act (Act No. 86 2005);

“Jersey Companies Law”	means the Companies (Jersey) Law 1991;

“Law”	means any applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, directives, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Relevant Authority;

“Listing Rules”	means the rules and regulations made by the Financial Conduct Authority pursuant to Part 6 of the Financial Services and Markets Act 2000, and contained in the Financial Conduct Authority’s publication of the same name;

“Long Stop Date”	means 8 May 2019 (or such later date as may be agreed in writing by Shire and Takeda (with the Panel’s consent and as the Court may approve (if such approval(s) are required)));

“Material Conditions Satisfaction Date”	means the later in time of: (i) the date on which all of the Material Regulatory Conditions have been satisfied (or, where applicable, waived) and (ii) the date on which both (a) the Shire Resolutions have been passed by the requisite majorities at the Court Meeting and the Shire General Meeting and (b) the Takeda Resolutions have been passed by the requisite majorities at the Takeda Shareholder Meeting;

“Material Regulatory Conditions”	means the Conditions set out in paragraphs 4(c) to 4(g) (inclusive) of Appendix I to the Announcement;

“New Takeda Shares”	means the new Takeda Shares to be issued pursuant to the Scheme (or the Offer, as the context requires) or in consideration for the transfer to Takeda of Shire Shares in accordance with the articles of association of Shire as amended in accordance with the Shire Resolutions;

“Offer”	has the meaning given in Recital (B);

“Offer Document”	means an offer document published by or on behalf of Takeda in connection with any Offer, including (as the context requires) any revised offer document;

“Panel”	means the UK Panel on Takeovers and Mergers;

“Phase 2 CMA Reference”	means a reference pursuant to Section 22 or 33 of the Enterprise Act 2002 of the Acquisition to the chair of the CMA for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013;

“Phase 2 European Commission Proceedings”	means proceedings initiated by the European Commission under Article 6(1)(c) of the EU Merger Regulation in respect of the Acquisition;

“Prospectus Rules”	means the “prospectus rules” made by the Financial Conduct Authority pursuant to Part 6 of the Financial Services and Markets Act 2000, and contained in the Financial Conduct Authority’s publication of the same name;

“Recommendation Change Break Fee”	means an amount in cash in US dollars (rounded down to the nearest US dollar) equal to 2 per cent. of the product of £48.17 (being the equivalent value of the cash and Takeda Shares to be delivered per Shire Share, as set out in the Announcement) multiplied by 937,925,528 (being the issued and to be issued ordinary share capital of Shire, as set out in the Announcement) and converted using an exchange rate of £:$ of 1:1.3546;

“Recommended Switch”	has the meaning given in Clause 7.1(ii);

“Recused Takeda Directors”	means Mr. Jean-Luc Butel and Mr. James

Kehoe;

“Reference Date”	has the meaning given in Clause 4.2(C);

“Regulatory Break Fee”	means an amount in cash in US dollars (rounded down to the nearest US dollar) equal to 1.5 per cent. of the product of £48.17 (being the equivalent value of the cash and Takeda Shares to be delivered per Shire Share, as set out in the Announcement) multiplied by 937,925,528 (being the issued and to be issued ordinary share capital of Shire, as set out in the Announcement) and converted using an exchange rate of £:$ of 1:1.3546;

“Regulatory Conditions”	means the Conditions set out in paragraphs 4(c)-4(i) (inclusive) and 4(l) of Appendix I to the Announcement (if and to the extent that, in the case of paragraphs 4(h), 4(i) and 4(l), the relevant “Third Party” under those Conditions is a Relevant Authority);

“Regulatory Information Service”	means a regulatory information service as defined in the Listing Rules;

“Regulatory Remedy”	means any condition, obligation, undertaking, commitment, measure or modification (including, but not limited to, those relating to divestments) proposed by Takeda to, or requested by any Relevant Authority, in connection with the satisfaction of any Regulatory Condition;

“Relevant Authority”	means any central bank, ministry, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

“Sanction Date”	means the date on which the Scheme Order is granted;

“Sanction Hearing”	means the hearing of the Court to sanction the Scheme pursuant to Article 125 of the Jersey Companies Law, at which the Scheme Order is expected to be granted, and any adjournment, postponement or reconvening thereof;

“Scheme”	has the meaning given in Recital (B);

“Scheme Conditions”	means those conditions set out in paragraph 2 of Appendix I to the Announcement;

“Scheme Document”	means the circular relating to the Scheme to be despatched to the Shire Shareholders and persons with information rights, setting out, among other things, the details of the Acquisition, the explanatory statement required under Article 126 of the Jersey Companies Law, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Shire General Meeting (including any supplementary scheme document);

“Scheme Order”	means the order of the Court sanctioning the Scheme pursuant to Article 125 of the Jersey Companies Law;

“Securities Act”	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Shareholder Vote Break Fee”	means an amount in cash in US dollars (rounded down to the nearest US dollar) equal to 1 per cent. of the product of £48.17 (being the equivalent value of the cash and Takeda Shares to be delivered per Shire Share, as set out in the Announcement) multiplied by 937,925,528 (being the issued and to be issued ordinary share capital of Shire, as set out in the Announcement) and converted using an exchange rate of £:$ of 1:1.3546;

“Shire ADSs”	means American Depositary Shares, each of which represents three Shire Shares;

“Shire Board Recommendation”	means the unanimous and unconditional recommendation of the board of Shire Directors to the Shire Shareholders to vote in favour of the Shire Resolutions or to accept the Offer (as the case may be);

“Shire Directors”	means the directors of Shire from time to time;

“Shire General Meeting”	means the general meeting of the Shire Shareholders (and any adjournment thereof) to be convened in connection with the Scheme for the purpose of considering, and, if thought fit, approving, the Shire Resolutions;

“Shire Group”	means Shire, its subsidiaries and its subsidiary undertakings from time to time and “member of the Shire Group” shall be construed accordingly;

“Shire Resolutions”	means such shareholder resolutions of Shire as are necessary to enable Shire to approve, implement and effect the Scheme and the Acquisition, including (without limitation) a resolution to amend the articles of association of Shire by the adoption of a new article under which any Shire Shares issued or transferred after the Shire General Meeting shall either be subject to the Scheme or (after the Effective Date) shall be immediately transferred to Takeda (or as it may direct) in exchange for the same consideration as is due under the Scheme;

“Shire Share Plans”	means the LTIP, the GESPP, the UK Sharesave, the Irish Sharesave, the DBP, the PSP, the Baxalta Options and the Baxalta RSUs (in each case, as defined in Schedule 1 (Employee-related matters));

“Shire Shareholders”	means the registered holders of Shire Shares from time to time;

“Shire Shares”	means the ordinary shares in the capital of Shire from time to time;

“Subscription Requirements”	means the matters to be determined in respect of the issuance of the New Takeda Shares, as set out in Article 199(1) of the JCA;

“Switch”	has the meaning given in Clause 7.1;

“Takeda ADSs”	means American Depository Shares, each of which represents 0.5 New Takeda Shares;

“Takeda Adverse Recommendation Change”

means:

(A)       any withdrawal or adverse modification or adverse qualification of the Takeda Board Recommendation; or

(B)       any failure to include the Takeda Board Recommendation in the Takeda Shareholder Circular when published, or any announcement by Takeda, whether prior to or following the dispatch of the Takeda Shareholder Circular, that (i) the board of Takeda Directors is no longer making (or is no longer intending to make) the Takeda Board Recommendation; (ii) the board of Takeda Directors will not convene the Takeda Shareholder Meeting; or (iii) the board of Takeda Directors intends not to send the Takeda Shareholder Circular; or

(C)       any failure to convene the Takeda Shareholder Meeting (such that no vote has been held on the Takeda Resolutions) prior to the date falling one month prior to the

Long Stop Date; or

(D)       any failure to publicly reaffirm or re-issue a statement of the intention of the board of Takeda Directors to make the Takeda Board Recommendation on an unmodified and unqualified basis before 5.00 p.m. on the 10th Business Day following Shire’s reasonable request to do so;

“Takeda Board Recommendation”	has the meaning given in Clause 4.3;

“Takeda Directors”	means the directors of Takeda from time to time;

“Takeda Group”	means Takeda, its subsidiaries and its subsidiary undertakings from time to time and “member of the Takeda Group” shall be construed accordingly;

“Takeda Prospectus”	means the UK prospectus required to be published by Takeda in respect of the New Takeda Shares to be issued in connection with any Offer, including any supplementary prospectus;

“Takeda Public Documents”	has the meaning given in Clause 7.3(C);

“Takeda Resolutions”	means such shareholder resolutions of Takeda as are necessary to enable Takeda to approve, implement and effect the Acquisition and the issue of the New Takeda Shares;

“Takeda Shareholder Approval”	means the approval of the Takeda Resolutions by the requisite super-majority of Takeda Shareholders pursuant to the JCA and Takeda’s constitutional documents (in the case of Takeda’s constitutional documents, as at the date of this Agreement);

“Takeda Shareholder Circular”	means the circular to be despatched to Takeda Shareholders in relation to the Acquisition and containing the notice of the Takeda Shareholder Meeting (including any supplementary circular);

“Takeda Shareholder Meeting”	means the extraordinary general meeting of Takeda Shareholders (including any adjournment thereof) to be convened in connection with the Acquisition for the purposes of considering and, if thought fit, approving, the Takeda Resolutions;

“Takeda Shareholders”	means the holders of Takeda Shares from time to time;

“Takeda Shares”	means the ordinary shares in the capital of Takeda from time to time;

“Tokyo Stock Exchange”	means Tokyo Stock Exchange, Inc.;

“UK Listing Authority”	means the Financial Conduct Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Unconditional Date”	means, if Takeda elects, in accordance with the provisions of Clause 7.1, to implement the Acquisition by way of the Offer, the date on which the Offer becomes or is declared unconditional in all respects;

“US Regulatory Condition”	means the Condition set out in paragraph 4(d) of Appendix I to the Announcement; and

“Working Hours”	has the meaning given in Clause 16.5;

1.2	In this Agreement, except where the context otherwise requires:

(A)	the expressions “subsidiary” and “subsidiary undertaking” shall have the meanings given in the UK Companies Act 2006;

(B)	the expression “offer” shall have the meaning given in the Code and the expression “takeover offer” shall have the meaning given in Article 116 of the Jersey Companies Law;

(C)	the expression “acting in concert” shall have the meaning given in the Code;

(D)	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(E)	references to one gender shall include other genders;

(F)	words in the singular shall include the plural and vice versa;

(G)	a reference to a “person” shall include a reference to an individual, an individual’s executors or administrators, a partnership, a firm, a body corporate, a company, an unincorporated association, a government, state or agency of a state, a local or municipal authority or government body, and a joint venture or association (in any case, whether or not having separate legal personality);

(H)	a reference to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(I)	a reference to a Recital, Clause or Schedule (other than to a schedule to a statutory provision) shall be a reference to a recital, clause or schedule to (as the case may be) this Agreement;

(J)	unless otherwise specified, references to times are to London time;

(K)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(L)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(M)	references to “writing” shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated;

(N)	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation” respectively;

(O)	references to “$”, “US$” and “US Dollar” are to the lawful currency of the United States;

(P)	the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(Q)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(R)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(S)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement and the terms of the Acquisition

2.1	The obligations of the parties under this Agreement, other than this Clause 2.1 and Clauses 15 to 28 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 8:30 a.m. on the date of this Agreement, or such later time and date as the parties may agree (and, where required by the Code, approved by the Panel). This Clause 2.1 and Clauses 15 to 28 (inclusive) shall take effect upon execution of this Agreement.

2.2	The principal terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed by the parties in writing (save in the case improvements to the terms of the Acquisition, which will be at the absolute discretion of Takeda) and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of posting of the Scheme Document shall be set out in the Scheme Document. Should Takeda elect to implement the Acquisition by way of an Offer in accordance with Clause 7.1, the terms of the Acquisition shall be set out in the Offer Document.

2.3	Takeda acknowledges and agrees that Shire Shareholders will be entitled to receive and retain any dividends announced, declared, made or paid by Shire, in each case in the ordinary course (including as to amount and on usual biannual declaration, record and payment dates) in respect of any completed six-month period ending 30 June and 31 December prior to the Effective Date, without any reduction to the Consideration, provided that such dividends shall not exceed:

(A)	5.60 US$ cents per Shire Share for the six-month period ending 30 June 2018 and a further 34.51 US$ cents per Shire Share for the six-month period ending 31 December 2018 (totalling 40.11 US$ cents per Shire Share);

(B)	in respect of any subsequent six-month period ending 30 June, an amount representing not more than 110 per cent. of the dividend per Shire Share paid in respect of the six-month period ending 30 June 2018; and

(C)	in respect of any subsequent six-month period ending 31 December, an amount, when taken in aggregate with any amount paid for the six-month period ending 30 June in the same financial year, representing not more than 115 per cent. of the total dividend per Shire Share paid in respect of the year ending 31 December 2018.

3.	Undertakings in relation to Regulatory approvals and Conditions

3.1	The obligation of Takeda to complete the Acquisition is subject to satisfaction (or, where permitted, waiver) of the Conditions.

3.2	Takeda undertakes to use all reasonable endeavours to implement the Acquisition and to ensure the satisfaction of the Regulatory Conditions as soon as reasonably practicable following the date of this Agreement (and, in any event, in sufficient time so as to enable the Effective Date to occur prior to the Long Stop Date), including by accepting, offering, and using all reasonable endeavours to implement, any Regulatory Remedy that is on terms reasonably satisfactory to Takeda, provided that Takeda shall be under no obligation to implement any Regulatory Remedy relating to any asset (or assets taken together) of the Takeda Group or the Shire Group which in the financial year ended 31 March 2018 or 31 December 2017, respectively, generated revenues of $500 million or more and that Takeda shall not be liable for any breach of this Clause 3.2 caused by any act or omission of any member of the Shire Group in relation to any such Regulatory Remedy.

3.3	Takeda and Shire shall co-operate with each other and, subject always to the provisions of Clause 3.5:

(A)	Takeda shall consult with Shire in good faith and take into account the reasonable views of Shire in order to determine the strategy for obtaining the Clearances;

(B)	Takeda and Shire shall use reasonable endeavours to provide each other, in a timely manner, with such assistance and access as may reasonably be required in order to allow Takeda or Shire (as may be required) to make any filings, notifications or submissions to the Relevant Authorities as are necessary for the purposes of implementing the Acquisition and/or in connection with the Clearances (taking into account all applicable waiting periods); and

(C)	Takeda and Shire shall use reasonable endeavours to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any such filings, notifications or submissions (including draft versions), or for determining which Clearances are required to be obtained, is supplied promptly and accurately to the other party, provided that the co-operation will be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges and to limit the exchange of any competitively sensitive information to outside counsel or otherwise pursuant to the External Anti-Trust/Regulatory Clean Team Arrangements.

3.4	Takeda shall be responsible for contacting and corresponding with Relevant Authorities in relation to the obtaining of the Clearances, other than any Clearances for which Shire alone is required by Law or a Relevant Authority to apply (in which case Shire shall be responsible for contacting and corresponding with the Relevant Authorities in respect of such Clearances), and for these purposes:

(A)	Takeda or Shire, as may be required, will submit a filing, notification or submission (as required) to each Relevant Authority as soon as is reasonably practicable after the signing of this Agreement and, in any event, within any applicable mandatory time periods where it is necessary or expedient to do so to obtain the Clearances;

(B)	Takeda and Shire shall co-operate in the preparation of all such filings, notifications or submissions (as applicable) referred to in this Clause 3 and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances;

(C)	each of Shire and Takeda shall, to the extent reasonably practicable, provide, or procure the provision of, draft copies of all filings, submissions and material correspondence intended to be sent to any Relevant Authority in relation to obtaining any Clearances to the other and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions and correspondence before they are submitted, sent or made and each party shall provide the other with copies of all such filings, submissions and material correspondence in the form finally submitted or sent. In circumstances where either Shire or Takeda has not provided, or procured the provision of, draft copies of filings, submissions or material correspondence to the other prior to their being submitted, sent or made, the party who has failed to make such provision shall, save as otherwise provided in this Agreement, send such filing, submission or correspondence (as applicable) and, in the case of non-written communication, a reasonably detailed summary, to the other as soon as possible thereafter;

(D)	each of Shire and Takeda shall consult with the other to the extent practicable and have regard in good faith to comments reasonably proposed in a timely manner by the other (and/or its advisers) on draft copies of filings, submissions and material correspondence provided pursuant to Clause 3.4(C);

(E)	each of Shire and Takeda shall notify the other, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner, of any material communication or material correspondence from any Relevant Authority in relation to obtaining any Clearance. Each of Shire and Takeda further agrees to keep the other reasonably informed as to the progress of any notification, filing or submission made pursuant to Clause 3.4(A) and shall reasonably consider requests by the other or its advisers to attend all meetings or material calls with any Relevant Authority or other persons or bodies (unless prohibited by the Relevant Authority, applicable Law or other person or body or where commercially sensitive information is reasonably likely to be discussed at such meetings or on such calls) relating to obtaining any Clearance and requests to make oral submissions at such meetings or calls; and

(F)	where reasonably requested by Shire or Takeda, and insofar as permitted by the Relevant Authority, the other shall make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the obtaining of any Clearances, provided that the requirements of this Clause 3.4 shall be subject always to the provisions of Clause 3.5.

3.5	Nothing in this Agreement shall oblige either Takeda or Shire (for the purposes of this Clause 3.5, the “disclosing party”) to disclose any information to the other:

(A)	which the disclosing party reasonably considers to be competitively sensitive;

(B)	which the disclosing party is prohibited from disclosing by Law; or

(C)	where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal advice privilege).

3.6	Where the circumstances referred to in Clause 3.5(A) or 3.5(B) apply, the disclosing party shall disclose the relevant information to the other:

(A)	on an “external counsel only” basis, pursuant to the External Anti-Trust/Regulatory Clean Team Arrangements or as the disclosing party and the other party may otherwise agree; or

(B)	where disclosure in a manner contemplated by Clause 3.6(A) would reasonably be expected to have a material adverse effect on the disclosing party’s legitimate business interest, directly to a Relevant Authority (and in such circumstances, where possible the disclosing party shall provide to the other a non-confidential version of such information).

3.7	Each of Shire and Takeda undertakes to keep the other informed of progress towards the satisfaction (or otherwise) of the Conditions and, if the other is, or becomes, aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Conditions, Shire or Takeda (as applicable) will, as soon as reasonably practicable, make the substance of any such matter known to the other and, so far as it is aware of the same and subject always to the provisions of Clause 3.5, provide such details and further information as the other party may reasonably request.

4.	Takeda Shareholder Approval

Takeda Shareholder Meeting

4.1	The parties intend that the Takeda Shareholder Circular will be published and despatched to Takeda Shareholders on the same date as the Scheme Document. The parties acknowledge that the Panel has consented, under paragraph 3 of Appendix 7 to the Code, to an extension of the date by which the Scheme Document must be sent to those persons entitled to receive it (the “Extended Date” being 31 December 2018). It is further acknowledged that, notwithstanding the foregoing provision in this Clause 4.1, there is no intention that Takeda shall publish and despatch the Takeda Shareholder Circular on the same date as the Scheme Document if the Scheme Document is posted before the Extended Date without Takeda’s prior written consent, and Takeda shall be under no obligation to do so, in each case unless the EU Condition and the US Condition are both satisfied (or, where applicable, waived) on a date prior to the Extended Date (in which case Takeda shall publish and despatch the Takeda Shareholder Circular on the same date as the Scheme Document).

4.2	Takeda shall (without prejudice to Clause 4.5 but subject to Clause 4.1):

(A)	use all reasonable endeavours to ensure that the Takeda Shareholder Circular is prepared in accordance with the timetable agreed in writing between the parties from time to time;

(B)	provide, or procure the provision of, draft copies of the Takeda Shareholder Circular to Shire and/or its advisers at such time(s) as will allow Shire and/or its advisers reasonable notice of and reasonable opportunity to review and provide comments on such drafts, and Takeda and/or its advisers shall have regard in good faith to all comments reasonably proposed by Shire and/or its advisers in a timely manner, in each case before the Takeda Shareholder Circular is published in final form and despatched to Takeda Shareholders;

(C)	set the reference date for the Takeda Shareholder Meeting (the “Reference Date”) in accordance with the timetable agreed in writing between the parties from time to time and in any event for such date as will enable the Takeda Shareholder Circular to be despatched on or before the Extended Date (or such earlier date as may be determined in accordance with Clause 4.1). By no later than the date that is two weeks prior to the Reference Date, Takeda shall make a public notice of the Reference Date on the Takeda website in accordance with applicable Law and Takeda’s constitutional documents (as at the date of this Agreement). Once the Reference Date has been set, Takeda shall not change the Reference Date or set a different reference date for the Takeda Shareholder Meeting without the prior written consent of Shire, unless required to do so by applicable Law or by Takeda’s constitutional documents (in which case, Takeda shall notify Shire of such requirement promptly following its becoming aware of the same);

(D)	use all reasonable endeavours to publish and despatch the Takeda Shareholder Circular to Takeda Shareholders entitled to receive it as soon as reasonably practicable following the Reference Date and in any event by no later than the Extended Date and at the same time as the Scheme Document;

(E)	cause the Takeda Shareholder Meeting to be duly convened and held by no later than 7:00 a.m. on the later of: (i) the date falling 21 clear days after the publication of the Takeda Shareholder Circular; and (ii) the intended date of the Court Meeting and the Shire General Meeting as set out in the Scheme Document (or as subsequently announced);

(F)	not, without the prior written consent of Shire, adjourn or postpone the Takeda Shareholder Meeting, provided that Takeda may, without the prior consent of Shire (but having, to the extent reasonably practicable in the circumstances, notified Shire a reasonable period in advance), adjourn or postpone the Takeda Shareholder Meeting:

(i)	if, as of the time for which the Takeda Shareholder Meeting is originally scheduled (as set out in the Takeda Shareholder Circular), there are insufficient Takeda Shares represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of the Takeda Shareholder Meeting;

(ii)	if the failure to adjourn or postpone the Takeda Shareholder Meeting would be reasonably expected to be a violation of applicable Law; or

(iii)	to allow reasonable additional time for the distribution to Takeda Shareholders prior to the Takeda Shareholder Meeting of any supplement or amendment to the Takeda Shareholder Circular which the board of Takeda Directors has determined, in good faith based on the advice of external legal counsel, is required by applicable Law (and/or in the case of the Takeda Directors, their fiduciary duties as directors under applicable Law) and for any applicable notice period in respect of such supplement or amendment to expire; or

(iv)	if necessary, due to an adjournment or prospective adjournment of the Court Meeting or the Shire General Meeting but without prejudice to the Condition set out in paragraph 2.2 of Appendix I to the Announcement, to ensure that the Takeda Shareholder Meeting is held on the same date as (but by no later than 7:00 a.m. on) the date of the Court Meeting and the Shire General Meeting;

(G)	subject to Clause 11.1, ensure that the approval of the Takeda Resolutions shall be the only matter (other than: (i) matters of procedure or (ii) matters required by applicable Law and/or regulation to be voted on by the Takeda Shareholders in connection with the approval of the Acquisition) that, without the prior written consent of Shire (not to be unreasonably withheld), Takeda shall propose to be considered by Takeda Shareholders at the Takeda Shareholder Meeting; and

(H)	use all reasonable endeavours to solicit proxies or encourage votes in writing or via electronic means from the Takeda Shareholders in favour of the Takeda Resolutions in such manner as is permitted by the FIEA and other applicable Laws;

(I)	after the publication of the Takeda Shareholder Circular and prior to the Takeda Shareholder Meeting, to the extent reasonably practicable, keep Shire reasonably informed and updated on a regular basis, or as soon as reasonably practicable following a request from Shire, of the respective numbers of affirmative votes, opposition votes and abandoned ballots received in writing, via electronic means or by proxy, in respect of the Takeda Resolutions; and

(J)	permit up to 4 representatives of Shire and/or its financial and legal advisers to attend and observe the Takeda Shareholder Meeting.

Takeda Board Recommendation

4.3	Subject to Clause 4.5, the Takeda Shareholder Circular shall contain a unanimous and unconditional recommendation from the board of Takeda Directors (other than the Recused Takeda Directors), that the Takeda Shareholders vote in favour of the Takeda Resolutions (the “Takeda Board Recommendation”).

4.4	Except as permitted by Clause 4.5, Takeda shall not make a Takeda Adverse Recommendation Change.

4.5	Notwithstanding Clause 4.4, but subject to Clause 4.6, at any time prior to the Takeda Shareholder Approval, the board of Takeda Directors may make a Takeda Adverse Recommendation Change if the members of the board of Takeda Directors determine, in good faith based on the advice of external legal counsel, that failure to take such action would be inconsistent with their respective fiduciary duties as directors under applicable Law.

4.6	To the extent permitted by Law, the board of Takeda Directors shall not make a Takeda Adverse Recommendation Change unless Takeda has provided Shire at least five Business Days’ prior written notice of its intention to consider making a Takeda Adverse Recommendation Change, attaching a reasonably detailed explanation of the reasons for the potential Takeda Adverse Recommendation Change, and has provided Shire with a reasonable opportunity to make representations to the board of Takeda Directors.

Issuance of the New Takeda Shares

4.7	Takeda shall, subject to the Takeda Shareholder Approval being obtained:

(A)	procure that, unless otherwise agreed in writing by Shire, the board of Takeda Directors shall, at a duly convened meeting of the board of Takeda Directors to be held no earlier than the day immediately before the Effective Date, exercise the authority delegated to it by the Takeda Resolutions in order to formally determine the Subscription Requirements and cause the New Takeda Shares to be issued upon the Scheme becoming effective. In particular, Takeda shall procure that (unless otherwise agreed in writing by Shire) the Takeda Directors shall:

(i)	set the issue price of each New Takeda Share at an amount equal to or lower than the amount obtained by multiplying:

(x) the number of Shire Shares to be contributed in exchange for one Takeda Share pursuant to the share exchange ratio provided in the Announcement; by

(y) the last trading price of a Shire Share prior to the Shire Shares being suspended from trading in advance of the Effective Date (or, if later, the look-through price per Shire Share derived from the last trading price of a Shire ADS prior to the Shire ADSs being suspended from trading in advance of the Effective Date) (the “Relevant Shire Share Price”); and

(ii)	set the “value” of the Shire Shares to be contributed in exchange (pursuant to the Scheme) at an amount equal to or lower than the Relevant Shire Share Price;

(B)	procure that the New Takeda Shares to be issued to Shire Shareholders pursuant to the Scheme (or the Offer, as the case may be) shall be credited as fully paid and rank pari passu with the other Takeda Shares then in issue;

(C)	use all reasonable endeavours to procure (i) the New Takeda Shares to be issued to Shire Shareholders pursuant to the Scheme (or the Offer, as the case may be) to be approved for listing on the Japanese Stock Exchanges; and (ii) the Takeda ADSs to be approved for listing on the New York Stock Exchange and a registration statement related to the Takeda ADSs on Form F-6 to be filed with the United States Securities and Exchange Commission;

(D)	cause the depository agreement related to the Takeda ADSs in effect at the Effective Date to be in a customary form reasonably acceptable to Shire; and

(E)	provided the Acquisition is being implemented by way of the Scheme, use all reasonable endeavours to procure all New Takeda Shares to be issued to Shire Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act and in reliance on exemptions from registration under state “blue sky” or securities laws.

5.	Scheme Document

5.1	Where the Acquisition is being implemented by way of the Scheme, Takeda undertakes:

(A)	to provide promptly to Shire all such information about itself, the Takeda Directors and the Takeda Group (including any information required under applicable Law or the Code regarding the intentions of Takeda) as may be reasonably requested and which is required for the purpose of inclusion in the Scheme Document and to provide all other assistance and access which may be reasonably required for the preparation of the Scheme Document and any other document required by applicable Law or under the Code to be published in connection with the Scheme, including access to, and ensuring that reasonable assistance is provided by, its professional advisers; and

(B)	to procure that the Takeda Directors accept responsibility, in the terms required by the Code, for all of the information in the Scheme Document relating to themselves (and members of their immediate families, related trusts and persons connected with them), the Takeda Group, the financing of the Acquisition, any statements of the opinion, belief or expectation of the Takeda Directors in relation to the Acquisition or the enlarged Takeda Group following the completion of the Acquisition and any other information in the Scheme Document for which a bidder is required to accept responsibility under applicable Law or the Code.

6.	Implementation of the Scheme

6.1	Where the Acquisition is being implemented by way of the Scheme, and provided that the date set for the Sanction Hearing has been agreed to by Takeda in writing (acting reasonably) or otherwise set for a date no earlier than the earlier in time to occur of: (i) the Material Conditions Satisfaction Date; and (ii) the date that is one month prior to the Long Stop Date, Takeda undertakes that before the Sanction Hearing, it shall deliver a notice in writing to Shire either:

(A)	confirming the satisfaction or waiver of all Conditions (other than the Scheme Conditions); or

(B)	confirming its intention to invoke a Condition (if permitted by the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Takeda reasonably considers entitles it to invoke the Condition (and, in the case of any Condition to which Rule 13.5 of the Code applies, setting out why Takeda considers such event or circumstances to be of material significance to Takeda in the context of the offer for the purposes of Rule 13.5),

and, in circumstances where Takeda confirms the satisfaction or waiver of all Conditions (other than the Scheme Conditions), Takeda agrees that Shire shall be permitted to take all necessary steps to procure that the Sanction Hearing is duly held as soon as reasonably practicable thereafter.

6.2	If the Acquisition is being implemented by way of the Scheme, and to the extent that all Conditions (other than the Scheme Conditions) have been satisfied or waived prior to or on the date of the Sanction Hearing), Takeda shall instruct counsel to appear on its behalf at the Sanction Hearing and undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Takeda.

7.	Switching to an Offer

7.1	The parties currently intend that the Acquisition will be implemented by way of the Scheme. However, Takeda shall be entitled, with the consent of the Panel, to implement the Acquisition by way of the Offer rather than the Scheme (such election being a “Switch”) if:

(A)	Shire provides its prior written consent;

(B)	a third party announces a firm intention to make an offer for the issued and to be issued ordinary share capital of Shire;

(C)	the board of Shire Directors: (i) withdraws or adversely modifies or adversely qualifies the Shire Board Recommendation; (ii) does not include the Shire Board Recommendation in the Scheme Document; or (iii) prior to publication of the Scheme Document, withdraws or adversely modifies or adversely qualifies its intention to give the Shire Board Recommendation in the Scheme Document, including making any public statement to such effect, or failing to publicly affirm or re-issue a statement of its intention to make the Shire Board Recommendation on an unmodified and unqualified basis before 5.00 p.m. on the 10th Business Day following Takeda’s reasonable request to do so; or

(D)	the Court Meeting and the Shire General Meeting are not held on or before the 22nd day after the expected date of such meetings as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required)) unless:

(i)	a supplementary circular is required to be published in connection with the Scheme, and as a result the Court Meeting and the Shire General Meeting cannot be held by such date in compliance with the Code and any other applicable Law, provided that Shire has used all reasonable endeavours to publish the supplementary circular as soon as reasonably practicable after the date on which the requirement to publish a supplementary circular arises;

(ii)	Takeda has committed a breach of Clause 3 or Clause 5 and such breach has caused the delay; or

(iii)	Takeda has adjourned or postponed the Takeda Shareholder Meeting in accordance with Clause 4.2(F) and the delay to the Court Meeting and the Shire General Meeting is required in order to ensure the Takeda Shareholder Meeting is held on the same date as (but by no later than 7:00 a.m. on) the date of the Court Meeting and the Shire General Meeting; or

and for the purposes of this Agreement, a Switch in circumstances where:

(i)	Clause 7.1(A) applies but neither Clause 7.1(B) nor Clause 7.1(C) nor Clause 7.1(D) applies shall be an “Agreed Switch”; and

(ii)	Clause 7.1(B) applies but neither Clause 7.1(C) nor Clause 7.1(D) applies shall be a “Recommended Switch”.

7.2	The “Acceptance Condition” shall:

(A)	in event of an Agreed Switch, be set at such percentage as Takeda and Shire (each acting reasonably) agree at the time of the Agreed Switch (being in any case more than 50 per cent. of the Shire Shares to which the Offer relates); and

(B)	in the event of a Recommended Switch, be set at 90 per cent. (or such lesser percentage as Takeda may elect after, to the extent necessary, consultation with the Panel, being in any case more than 50 per cent.) of the Shire Shares to which the Offer relates.

7.3	In the event of either an Agreed Switch or a Recommended Switch:

(A)	Takeda shall not take any action which would cause the Offer to lapse, to be withdrawn, or not to proceed, in each case for non-fulfilment of the Acceptance Condition, prior to the 60th day after publication of the Offer Document, and Takeda shall ensure that the Offer remains open for acceptances until such time;

(B)	Takeda shall ensure that the Offer is made on substantially the same terms as those set out in the Announcement and that only conditions to the Offer shall be the Conditions (subject to replacing the Scheme Conditions with the relevant Acceptance Condition referred to in Clause 7.2 and, if the Offer is required to be registered under the Securities Act, to the inclusion of a condition that the applicable registration statement has been declared effective by the United States

Securities and Exchange Commission) (unless the parties agree otherwise in writing); and

(C)	Takeda shall prepare the Offer Document and, with Shire’s assistance, each of the Takeda Prospectus and, if the Offer is required to be registered under the Securities Act, the applicable registration statement, and if the Offer is required to be registered under the FIEA, the Shelf Registration Statement (including any amendment thereto) (together, the “Takeda Public Documents”) and shall publish and/or file each Takeda Public Document, in each case in accordance with a timetable agreed in writing between the parties from time to time. Takeda shall consult reasonably with Shire in relation thereto and shall allow Shire a reasonable opportunity to consider the draft Takeda Public Documents for review and comments, and shall consider comments reasonably and promptly proposed by Shire in good faith. Shire shall provide promptly to Takeda, all such information about itself, the Shire Directors and the Shire Group as is reasonably requested by Takeda and is required for the purpose of inclusion in the Takeda Public Documents in order for Takeda to meet its obligations under the Prospectus Rules, the Securities Act, the Exchange Act, the JCA, the FIEA and/or the ICEA, but, in each case, only to the extent such information is required to be included in the relevant Takeda Public Document in order to obtain any required approval of the document by a Regulatory Authority; and

(D)	Takeda shall keep Shire informed, on a confidential basis and in any event within three Business Days following a written request from Shire, of the number of holders of Shire Shares that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms, the identity of such shareholders and the number of Shire Shares to which such forms relate.

7.4	In the event of any Agreed Switch or Recommended Switch, the parties agree that all provisions of this Agreement relating to the Scheme and its implementation shall apply to the Offer mutatis mutandis.

8.	Employee-related matters

8.1	The parties agree that the provisions of Schedule 1 (Employee-related matters) with respect to certain employee-related matters shall be implemented in accordance with that Schedule.

8.2	Shire and Takeda agree that if the Acquisition is implemented by way of the Scheme, the timetable for its implementation shall be fixed so as to enable options and awards under the relevant Shire Share Plans which provide for exercise and/or vesting upon the sanction of the Scheme by the Court to be exercised or vest in sufficient time to enable the resulting Shire Shares to be bound by the Scheme on the same terms as Shire Shares held by Shire Shareholders.

9.	Break fee

9.1	In the event that:

(A)	a Break Fee Payment Event occurs under Clause 9.2(A) and either party has served written notice to terminate this Agreement pursuant to Clause 14.1(D), Takeda shall pay the Recommendation Change Break Fee to Shire; or

(B)	a Break Fee Payment Event occurs under Clause 9.2(B) and either party has served written notice to terminate this Agreement pursuant to Clause 14.1(D), Takeda shall pay the Shareholder Vote Break Fee to Shire; or

(C)	a Break Fee Payment Event occurs under Clause 9.2(C), Takeda shall, subject to Clause 9.3, pay the Regulatory Break Fee to Shire,

in each case in accordance with Clause 9.4.

9.2	A “Break Fee Payment Event” shall occur if, following the publication of the Announcement in accordance with Clause 2.1, at or prior to the termination of this Agreement:

(A)	a Takeda Adverse Recommendation Change has occurred; or

(B)	an Adverse Takeda Shareholder Vote has occurred; or

(C)	either:

(i)	on or prior to the Longstop Date, Takeda invokes (and is permitted by the Panel to invoke) any Regulatory Condition so as to cause the Acquisition to lapse, to be withdrawn, or not to proceed; or

(ii)	a Regulatory Condition has not been satisfied or waived by Takeda at 11.59 p.m. on the Long Stop Date resulting in the Acquisition lapsing, terminating or being withdrawn; or

(iii)	on or prior to the Longstop Date, the European Commission has initiated Phase 2 European Commission Proceedings under the EU Merger Regulation or has referred (or been deemed to have referred) any part of the Acquisition to the Merger Control Authority of one or more Member States of the European Union under Article 9 of the EU Merger Regulation and either (a) the Scheme or Offer, as the case may be, has lapsed because of the initiation of such Phase 2 European Commission Proceedings or, following an Article 9 reference to the CMA, because of a Phase 2 CMA Reference in respect of the Acquisition or (b) the Scheme or the Offer, as the case may be, has not so lapsed but Takeda has invoked the Condition in paragraph 4(c)(iii) of Appendix I of the Announcement so as to cause the Acquisition not to proceed.

9.3	Takeda shall not be liable to pay the Regulatory Break Fee to Shire if either:

(A)	Takeda is not in breach of its obligations under Clauses 3.2 to 3.7 (inclusive) and either (i) Shire has failed to comply in a material respect with its obligations under Clauses 3.2 to 3.7 (inclusive) (provided that Takeda has given written notice to Shire of such breach and Shire has failed within 28 days to remedy such breach) or (ii) Shire has obstructed Takeda from being able to agree with a Relevant Authority, and implement, a Regulatory Remedy in sufficient time to avoid a Break Fee Payment Event under Clause 9.2(C) by withholding information reasonably requested of it or not co-operating with the reasonable requests made of it in connection with the implementation of such Regulatory Remedy, provided that the Regulatory Remedy is to be implemented conditional on the Effective Date occurring and provided that Takeda will bear all out-of-pocket third party expenses reasonably incurred by the Shire Group in connection with the implementation of any such Regulatory Remedy; or

(B)	the Break Fee Payment Event under Clause 9.2(C) was caused to a material extent by Shire undertaking, or entering into an agreement to undertake or announcing, after the date of this Agreement, an acquisition of any interest in shares, businesses or assets (including pursuant to a licensing arrangement), in each case that would reasonably be expected to result in a Break Fee Payment Event and in respect of which Takeda has not provided its prior written consent.

9.4	Takeda shall pay the Recommendation Change Break Fee, the Shareholder Vote Break Fee or the Regulatory Break Fee (as applicable) (the “Break Fee”) to Shire within 10 Business Days of the date on which the Break Fee becomes payable in accordance with Clause 9.1. Payment shall be made in cash in immediately available funds to such bank account as may be notified in writing to Takeda by Shire for such purpose. The Break Fee shall not be reduced on account of any taxes unless required by applicable Law. Takeda shall deduct and withhold from the Break Fee any taxes that it is required by applicable Law to deduct or withhold.

9.5	Takeda warrants that, as at the date of this Agreement, it is not aware of any requirement to deduct or withhold any tax from a payment of a Break Fee. If Takeda subsequently becomes aware that it would be required to deduct or withhold tax from a payment of a Break Fee, it shall inform Shire of this, and shall provide Shire with reasonable details of the amount of such deduction or withholding, and the legal basis for it, as soon as reasonably practicable.

9.6	Notwithstanding the foregoing, if Shire is entitled under any applicable tax treaty to a reduction in the rate of, or the elimination of, or recovery of, any applicable withholding tax, it may deliver to Takeda or the appropriate governmental authority the prescribed forms necessary to reduce the applicable rate of withholding or to relieve Takeda of its obligation to withhold tax altogether. In such case Takeda shall apply the reduced rate of withholding, or not withhold, as the case may be, provided that Takeda is in receipt of evidence, in a form reasonably satisfactory to Takeda, of Shire’s entitlement to the reduced rate, or elimination, or recovery, of the applicable withholding tax a reasonable period in advance of the date of payment of the Break Fee. If, in accordance with the foregoing, Takeda withholds any amount of tax, it shall make timely payment to the relevant tax authority of the withheld amount, and shall send Shire proof of such payment within 30 days thereof.

9.7	In the event that a Break Fee Payment Event has occurred, this Agreement has been terminated in accordance with Clause 14.1(D) and Takeda has paid the relevant Break Fee to Shire, then, except in the case of fraud, Shire shall not be entitled to claim any damages or other remedy or make any other claim or take any other action against Takeda for any losses and damages suffered in connection with this Agreement or the transactions or any other actions contemplated by this Agreement.

9.8	For the avoidance of doubt, in no event shall Takeda be required to pay a Break Fee more than once, but if more than one Break Fee Payment Event occurs, then Takeda shall pay the highest Break Fee applicable to such Break Fee Payment Events, as determined in accordance with Clause 9.1.

9.9	Takeda and Shire each acknowledge and agree that each of the Recommendation Change Break Fee, the Shareholder Vote Break Fee and the Regulatory Break Fee is proportionate to Shire’s legitimate interests in the circumstances that give rise to the obligation for Takeda to pay the relevant Break Fee in accordance with this Clause 9.

10.	Conduct of business

10.1	Subject to Clauses 10.2 and 10.3 and except (i) as expressly contemplated by this Agreement, (ii) as consented to in writing by Shire (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as required by applicable Law or the terms of any contract with a third party which has been disclosed to Shire (in hard copy or electronic form) or publicly announced before the date of this Agreement, from the date hereof until the Effective Date:

(A)	Takeda shall (and shall procure that each member of the Takeda Group shall) carry on the business of the Takeda Group in all material respects in the ordinary course as carried on immediately prior to the date of this Agreement; and

(B)	without prejudice to the generality of Clause 10.1(A), Takeda shall not (and shall procure that no member of the Takeda Group shall):

(i)	authorise, declare, pay or make any dividend or other distribution, or undertake any form of return of capital, with respect to the Takeda Shares (whether in cash or assets, shares, stock or other securities);

(ii)	amend its publicly stated dividend policy (as so stated at the date of this Agreement);

(iii)	authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity assets, mergers, consolidations or business combinations that in any of the foregoing cases would reasonably be expected to prevent or materially delay or impede the completion of the Acquisition;

(iv)	allot or issue (or authorise the allotment or issuance of) any Takeda shares or any securities convertible into Takeda Shares or grant any options over or right to subscribe for any Takeda Shares or any securities convertible into Takeda Shares;

(v)	consolidate, sub-divide or reclassify any of its shares or securities in any manner that would or could reasonably be expected to have an adverse impact on the value of the New Takeda Shares;

(vi)	undertake any other form of capital reorganisation not otherwise referred to in this Clause 10.1 which would or could reasonably be expected to have an adverse impact on the value of the New Takeda Shares;

(vii)	amend its constitutional documents in any manner that would or could reasonably be expected to have an adverse impact on the value of the New Takeda Shares; or

(viii)	agree, resolve, commit or announce publicly any agreement or intention to do any of the foregoing (as applicable), whether conditionally or unconditionally.

10.2	Notwithstanding Clause 10.1, Takeda may:

(A)	continue to declare and pay dividends in the normal ordinary course consistent with past practice over the 24 months prior to the date of this Agreement (including as to amount, record date and payment date) and its publicly stated dividend policy;

(B)	grant any options or awards in respect of Takeda Shares or sell Takeda Shares to directors, officers and employees, in the normal and ordinary course and in accordance with the Takeda Group’s employee incentive plans and allot and issue any Takeda Shares to the extent necessary to satisfy any such options or awards vesting or due to be settled under such plans; and/or

(C)	repurchase Takeda Shares from shareholders holding less than one unit of Takeda Shares, and/or sell Takeda Shares to any such shareholders, in each case in accordance with the JCA and Takeda’s articles of incorporation and share handling regulations.

10.3	Clause 10.1 shall not apply to any act, transaction or arrangement between Takeda or a wholly-owned member of the Takeda Group and another wholly-owned member of the Takeda Group.

11.	Governance

11.1	Takeda shall ensure that the agenda for the Takeda Shareholder Meeting includes the approval of the shareholder resolutions required to appoint up to 3 representatives (who, as at the date of this Agreement, are Shire Directors) nominated by Shire to the board of Takeda Directors conditional upon, and with effect from, the Effective Date (the “Board Appointment Resolutions”).

11.2	The Takeda Shareholder Circular shall contain a unanimous and unconditional recommendation from the board of Takeda Directors (other than the Recused Directors) that the Takeda Shareholders vote in favour of the Board Appointment Resolutions, and the provisions of Clause 4.2(H) and 4.2(I) shall apply mutatis mutandis to the Board Appointment Resolutions.

11.3	Takeda’s obligations under this Clause 11 are subject to the individuals nominated by Shire for appointment to the board of Takeda Directors being approved by the nominations committee of the board of Takeda Directors (acting reasonably and in good faith).

12.	Directors’ and officers’ insurance

12.1	If and to the extent such obligations are permitted by Law, for six years after the Effective Date, Takeda shall procure that the members of the Shire Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date.

12.2	With effect from completion of the Acquisition, Takeda shall procure the provision of directors’ and officers’ liability insurance cover for both current and former directors and officers of the Shire Group, including directors and officers who retire or whose employment is terminated (directly or indirectly) in connection with the Acquisition, for acts and omissions up to and including the Effective Date, in the form of run-off cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, that is substantially the same as that provided under the Shire Group’s directors’ and officers’ liability insurance as at the date of this Agreement (as disclosed to Takeda prior to the date of this Agreement).

12.3	Each of the directors and officers of the Shire Group to which Clauses 12.1 and 12.2 apply will have the right, pursuant to the Contracts (Rights of Third Parties) Act 1999, to enforce his or her rights against Takeda under Clauses 12.1 and 12.2.

13.	Code and Listing Rules

13.1	Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms.

13.2	Nothing in this Agreement shall oblige:

(A)	Shire to take any action which the Panel determines would not be permitted by Rule 21.2 of the Code; or

(B)	Shire or the Shire Directors to recommend an Offer or a Scheme proposed by Takeda or any member of the Takeda Group.

13.3	Without prejudice to the representations and warranties given by Shire pursuant to Clause 15, nothing in this Agreement shall be taken to restrict the directors of any member of the Shire Group from complying with all applicable legislation, orders of court or regulations, including the Code, the Listing Rules, and the rules and regulations of the Panel and the UK Listing Authority.

14.	Termination

14.1	Subject to Clauses 14.2 and 14.3, this Agreement may be terminated with immediate effect and all rights and obligations of the parties under the Agreement shall cease forthwith if one or more of the following occurs:

(A)	if such termination is agreed in writing between the parties;

(B)	if the Announcement is not released at or before the time specified in Clause 2.1 (unless prior to that time the parties have agreed another date and time in accordance with that Clause);

(C)	upon service of written notice by Takeda on Shire, if:

(i)	the Scheme Document is not posted by the Extended Date agreed between the parties and consented to by the Panel (other than in circumstances where the same is caused by a breach by Takeda of Clause 5 or the parties have, with the consent of the Panel, agreed a later date for despatch of the Scheme Document);

(ii)	the Court Meeting or Shire General Meeting is not held by the 22nd day after the expected date of such meetings as set out in the Scheme Document (or such later date as may, with the consent of the Panel, be agreed between the parties and the Court may allow), other than where the circumstances set out in Clause 7.1(D) (i),(ii) or (iii) arise or subsist;

(iii)	the Scheme is not approved by the requisite majority of the Shire Shareholders at the Court Meeting or the Shire Resolutions are not passed by the requisite majority of the Shire Shareholders at the Shire General Meeting;

(iv)	the Court refuses to sanction the Scheme or grant the Scheme Order;

(v)	the board of Shire Directors: (i) withdraws or adversely modifies or adversely qualifies the Shire Board Recommendation; (ii) does not include the Shire Board Recommendation in the Scheme Document; or (iii) prior to publication of the Scheme Document, withdraws or adversely modifies or adversely qualifies its intention to give the Shire Board Recommendation in the Scheme Document, including making any public statement to such effect, or failing to publicly affirm or re-issue a statement of its intention to make the Shire Board Recommendation on an unmodified and unqualified basis before the earlier of: (a) 5.00 p.m. on the 10th Business Day following Takeda’s reasonable request to do so; and (b) the time of the start of the Court Meeting; or

(vi)	a Competing Proposal: (a) is recommended by the board of Shire Directors; or (b) completes, becomes effective or is declared or becomes unconditional in all respects;

(D)	immediately following service of written notice by either party on the other following a Break Fee Payment Event;

(E)	upon service of written notice by Takeda on Shire on or prior to the Long Stop Date stating that:

(i)	any Condition which has not been waived is (or has become) incapable of satisfaction by the Long Stop Date and, notwithstanding that it has the right to waive such Condition, Takeda will not do so; or

(ii)	any Condition which is incapable of waiver has become incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;

(F)	the Acquisition (whether implemented by way of the Scheme or the Offer) lapses, terminates or is withdrawn in accordance with its terms on or prior to the Long Stop Date and, where required, with the permission of the Panel (other than where such lapse or withdrawal is as a result of the exercise of Takeda’s right to effect a Switch);

(G)	on the Effective Date.

14.2	Termination of this Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. For the avoidance of doubt, if this Agreement is terminated pursuant to Clause 14.1, Takeda will remain obliged to pay the Break Fee to the extent that it had become payable at or prior to any such termination (subject to the provisions of this Agreement then in force).

14.3	The whole of this Clause 14, Clause 8 and Schedule 1 (but only in circumstances where this Agreement is terminated on or after the Effective Date), and Clauses 15 to 28 (inclusive), shall survive termination of this Agreement.

15.	Representations and warranties

15.1	Each party warrants to the other on the date of this Agreement that:

(A)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(B)	this Agreement constitutes its binding obligations in accordance with its terms; and

(C)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

15.2	Takeda represents and warrants to Shire that:

(A)	no shareholder resolution requiring (i) a quorum of more than one third of the total voting rights attributable to the issued share capital of Takeda or (ii) a majority of more than two thirds of the Takeda Shares voted is required to be obtained by Takeda in order to implement the Acquisition; and

(B)	Takeda expects to maintain an investment grade credit rating up to and after the Effective Date and has reasonable grounds for such expectation.

15.3	No party shall have any claim against any other party pursuant to Clauses 15.1 to Clause 15.2 (inclusive) for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

16.	Notices

16.1	A notice under this Agreement shall only be effective if it is in writing.

16.2	Notices under this Agreement shall be sent to a party by hand delivery or reputable next day international courier or by facsimile or email at its physical address, facsimile number or email address respectively, and shall be marked for the attention of the individual(s) set out below:

(A)	Takeda:

Attention:	Yoshihiro Nakagawa, Global General Counsel

Physical address:	1-1 Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan
Fax number:	+81 6 6204 2055

Email address:	yoshihiro.nakagawa@takeda.com

With a copy to:

Attention:	Matthew Middleditch and James Inglis, Linklaters LLP

Physical address:	One Silk Street, London EC2Y 8HQ

Email address:	matthew.middleditch@linklaters.com james.inglis@linklaters.com

(B)	Shire:

Attention:	Bill Mordan, General Counsel and Company Secretary

Physical address:	Block 2 & 3 Miesian Plaza, 50-58 Baggot Street Lower, Dublin 2, Ireland

Fax number:	+353 (0) 1 429 7701

Email address:	wrmordan@shire.com

With a copy to:

Attention:	Martin Hattrell and Christian Boney, Slaughter and May

Physical address:	One Bunhill Row, London, EC1Y 8YY

Email address:	matrin.hattrell@slaughterandmay.com christian.boney@slaughterandmay.com

16.3	A party may change its notice details on giving notice to the other party of the change in accordance with Clauses 16.1 and 16.2. That notice shall only be effective on the date falling one Business Day after the notification has been given or such later date as may be specified in the notice.

16.4	Subject to Clause 16.5, any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

(A)	if delivered by hand, on delivery;

(B)	if sent by reputable next day international courier, on signature of a delivery receipt;

(C)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the notice; or

(D)	if sent by email, when sent.

16.5	Any notice given under this Agreement outside the period between 9:00 a.m. and 5:00 p.m. (in the place to which that notice is addressed) on a Business Day (“Working Hours”) shall be deemed not to have been given until the start of the next period of Working Hours.

16.6	Each party shall, where it sends a notice by facsimile or email to another party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable next day international courier to the physical address of that other party.

16.7	The provisions of this Clause 16 shall not apply in relation to the service of any claim form, application notice, order, judgment or other document relating to any proceedings, suit or action arising out of or in connection with this Agreement, whether contractual or non-contractual.

17.	Remedies and waivers

17.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

(A)	affect that right, power or remedy; or

(B)	operate as a waiver of it.

17.2	The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

17.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

17.4	Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages alone may not be an adequate remedy for any breach by any party of the provisions of this Agreement and any party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies, for any threatened or actual breach of any such provision of this Agreement by any party and no proof or special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

18.	Variation

No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.

19.	Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement,

and, if such provision would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or medication as may be necessary to make it valid and enforceable.

20.	Entire agreement

20.1	Save for the non-disclosure agreement between Takeda and Shire dated 22 April 2018, the clean team confidentiality agreement between Takeda and Shire dated 30 April 2018 and the confidentiality and joint defense agreement dated 30 April 2018 (each of which remains in force as at the date of this Agreement), this Agreement constitutes the whole and only agreement between the parties relating to the Acquisition and supersedes any previous agreement whether written or oral between the parties in relation to the Acquisition.

20.2	Except in the case of fraud, each party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.

20.3	No party shall have any right of action against the other parties arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement or in the case of fraud.

20.4	For the purposes of this Clause 20, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement, made or given by any person at any time before the date of this Agreement.

21.	Language

Each notice or other communication under or in connection with this Agreement shall be in English.

22.	Contracts (Rights of Third Parties) Act 1999

22.1	Save as set out in Clause 12.3, the parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

22.2	Notwithstanding Clause 12.3, the rights of the parties to terminate, rescind or agree any variation, waiver or settlement under this Agreement are not subject to the consent of any other person.

23.	Assignment

No party shall be entitled to assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement (or any part of it) or sub-contract in any manner whatsoever its performance under this Agreement without the prior written consent of the other parties.

24.	Costs and expenses

Each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it (including the costs of preparation and/or submission of any filings and/or notifications).

25.	Further assurance

Each party shall, at its own cost, use reasonable endeavours to do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this Agreement, and procure the doing of all such acts by any relevant third party.

26.	Counterparts

26.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

26.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

26.3	Delivery of an executed counterpart signature page of this Agreement by email (pdf) of facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page on the final text of this Agreement, such counterpart signature page shall take effect with such final text as a complete authorised counterpart.

27.	Agent for service of process

27.1	Takeda hereby appoints Hackwood Secretaries Limited of One Silk Street, London EC2Y 8HQ to be its agent for service of process in England and Wales in connection with any claim form, application notice, order, judgment or other document relating to any proceedings, suit or action arising out of or in connection with this Agreement, whether contractual or non-contractual.

27.2	Shire hereby appoints Shire Biopharmaceuticals Holdings of 1 Kingdom Street, London, W2 6BD to be its agent for service of process in England and Wales in connection with any claim form, application notice, order, judgment or other document relating to any proceedings, suit or action arising out of or in connection with this Agreement, whether contractual or non-contractual.

28.	Governing law and jurisdiction

28.1	This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this

Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law, provided that:

(A)	matters related to the exercise of, and compliance by the Shire Directors with, their fiduciary duties to Shire and its shareholders shall be construed in accordance with Jersey law; and

(B)	matters related to the exercise of, and compliance by the Takeda Directors with, their fiduciary duties to Takeda and its shareholders shall be construed in accordance with Japanese law.

28.2	The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above:

EXECUTED BY	)
	)	/s/ Susan Kilsby
acting for and on behalf of Shire plc	) )	Name: Susan Kilsby

EXECUTED BY	)
	)	/s/ Christophe Weber
acting for and on behalf of Takeda Pharmaceutical Company Limited	) )	Name: Christophe Weber Title: President & CEO

Schedule 1

Employee-related matters

General

1.	Takeda and Shire acknowledge and agree to the provisions set forth in this Schedule 1 and that the terms of this Schedule 1 will, where appropriate, apply to the Shire Long Term Incentive Plan 2015 (the “LTIP”); the Shire Global Employee Stock Purchase Plan (the “GESPP”); the Shire Sharesave Scheme 2008 and the Shire UK Sharesave Plan 2015 (together, the “UK Sharesave”); the Shire Irish Employee Stock Purchase Plan 2008 and the Shire Irish Sharesave Plan 2015 (together, the “Irish Sharesave”); the Shire Deferred Bonus Plan 2015 (a sub-plan of the LTIP) (the “DBP”); the Shire Portfolio Share Plan (the “PSP”); the options and restricted stock units over ADSs and Shire Shares that were originally granted over shares in Baxalta Inc and are governed by the rules of the Baxalta Incorporated 2015 Incentive Plan and the Governing Terms of the Substitute Awards (the “Baxalta Options” and “Baxalta RSUs”), together the “Shire Share Plans”, as detailed below; and all other employee incentive arrangements, compensation and benefits matters relating to the treatment of Shire employees in connection with the Acquisition as described in this Schedule. For the avoidance of doubt, the provisions of this Schedule 1 will, where appropriate, apply both in respect of currently subsisting options, Stock Appreciation Rights (“SARs”) and/or awards, and any options, SARs and/or awards granted following the date of this Agreement.

Shire confirms, based on its records in respect of such awards, options and SARs as at 27 April 2018, that as at 27 April 2018, inclusive of dividend equivalents (calculated as at 27 April 2018) (and, for the avoidance of doubt, except as otherwise indicated in paragraph (C) below, the numbers below do not take into account any method of net settlement in respect of any award, option or SAR, nor do they take into account whether a SAR or option is underwater):

(A)	There are SARs over 5,514,370 ADSs; and over 6,857,487 Shire Shares, in each case under the LTIP. In respect of these, SARs over 1,490,275 ADSs; and 1,541,709 Shire Shares have vested (but are unexercised) as at 27 April 2018.

(B)	There are restricted stock units and performance stock units over 1,283,295 ADSs; and over 1,712,774 Shire Shares, in each case under the LTIP. In respect of these, awards over 3,983 ADSs and 6,867 Shire Shares have vested (but the relevant Shire Shares not released) as at 27 April 2018.

(C)	Based on a reasonable estimate of the exercise price as at an estimated exercise date, there are options over 188,728 ADSs; and 137,046 Shire Shares, in each case under the GESPP. No options have vested as at 27 April 2018.

(D)	There are options over 124,695 Shire Shares under the UK Sharesave and the Irish Sharesave. In respect of these, options over 9,471 Shire Shares have vested (but are unexercised) as at 27 April 2018.

(E)	There are awards over 25,305 ADSs; and 6,867 Shire Shares, in each case under the DBP. Awards over 1,425 ADSs have vested (but the relevant ADSs not released) as at 27 April 2018.

(F)	There are SARs over 436,352 ADSs; and 361,701 Shire Shares, in each case under the PSP. All SARs have vested (but are unexercised) as at 27 April 2018.

(G)	There are Baxalta Options over 4,219,245 ADSs; and Baxalta RSUs over 105,218 ADSs. Of these, Baxalta Options over 4,200,054 ADSs have vested (but are unexercised) as at 27 April 2018.

2.	Subject to applicable confidentiality, legal and regulatory requirements, Shire agrees to co-operate with and provide such details to Takeda in relation to the Shire Share Plans and/or Shire employee incentive arrangements as Takeda may reasonably request in order to plan and make appropriate proposals to the participants in the Shire Share Plans or Shire employee incentive arrangements, as provided for in Rule 15 of the Code, including the proposals as set out in paragraphs 3, 4, 8, 9, 10, 12, 14, 15, 17, 18, 19, 21, 23 and 24 below (the “Proposals”). The parties agree that such Proposals will be sent to participants as soon as practicable after the Scheme Document (or Offer Document, as applicable) is published. If requested by Shire, the Proposals (or some of them) will take the form of a joint proposal to participants from Shire and Takeda in which case the terms of such communications will be agreed with Shire before they are despatched (such agreement not to be unreasonably withheld). Shire agrees it will despatch the proposals to the relevant participants on Takeda’s behalf.

3.	Takeda and Shire agree that Shire shall propose an amendment to the Shire articles of association by the adoption and inclusion of a new article (to be set out in the notice of the Shire General Meeting) under which, with effect from the Scheme becoming effective, Shire Shares which are issued or transferred after the Effective Date in respect of the Scheme as a result of the vesting and/or exercise of options/SARs or vesting of awards under the Shire Share Plans or Shire employee incentive arrangements will, to the extent not otherwise acquired under the Scheme, be transferred to Takeda for the same consideration as is payable to shareholders under the Scheme (or such other consideration as may be agreed between Takeda and Shire and disclosed in the Scheme Document). Additionally, Shire agrees that it will not, between the Scheme Record Time and the Effective Date, issue any Shire Shares to satisfy the exercise of options/SARs or vesting of awards under the Shire Share Plans or Shire employee incentive arrangements.

4.	Subject to paragraph 3, Takeda agrees that participants in the Shire Share Plans and Shire employee incentive arrangements shall be able, in accordance with and to the extent permitted under the provisions of the relevant Shire Share Plans/Shire employee incentive arrangements, and pursuant to the provisions of this Schedule 1, to exercise their options or SARs or realise their vested awards and, where applicable, receive the same consideration in respect of any Shire Shares that they acquire or receive under such options, SARs or awards as is offered to holders of Shire Shares under the Acquisition.

5.	Shire may arrange the sale of a sufficient number of Shire Shares/ADSs that are acquired by participants on exercise or vesting of outstanding options, SARs and awards under the Shire Share Plans/Shire employee incentive arrangements to enable the applicable exercise price, income tax and employee’s social security contributions which arise and are payable at or around the point of exercise or vesting to be paid by Shire (or any member of its group) to the extent not deducted from the proceeds payable to the participants under the Acquisition.

6.	Takeda agrees that Shire may amend the rules of any of the Shire Share Plans in relation to the time at which options or SARs may be exercised or awards vest if, in the opinion of the Shire Board or the Remuneration Committee of Shire (the “Committee”), such amendments are necessary or desirable to implement the Acquisition, facilitate the administration of the relevant plan or to obtain or maintain favourable tax treatment for participants in such plans or any member of the Shire Group, save that no amendment to obtain favourable tax treatment for participants which may result in a material increased cost for the Takeda Group may be made without Takeda’s prior agreement.

7.	The terms permitted by this Schedule 1 may be varied by Shire to the extent necessary to comply with any applicable tax or regulatory requirements provided that Shire will consult with Takeda prior to making any such variation (but shall not be obliged to act in accordance with anything discussed in such consultation or in accordance with any representations made by Takeda).

PSP

8.	Takeda acknowledges that awards granted under the PSP that take the form of SARs will (to the extent not already exercised) remain exercisable for 12 months following the Sanction Date (or the Unconditional Date, as applicable) unless they lapse earlier in accordance with their terms.

LTIP

9.	Takeda acknowledges that options, SARs and awards granted under the LTIP which would not otherwise become exercisable or vest prior to the Sanction Date (or the Unconditional Date, as applicable) will (in consequence of the Acquisition and in accordance with the rules of the LTIP), vest and, in the case of options/SARs, become exercisable on the Sanction Date (or the Unconditional Date, as applicable) in respect of such number of Shire Shares (or an amount of cash in lieu of such Shire Shares/ADSs as the Committee may determine in accordance with the rules of the LTIP) as may be determined by the Committee in accordance with the rules of the LTIP. Shire confirms the following has been agreed in principle by the Committee and Shire expects that these principles will be applied in respect of all LTIP awards in connection with the Acquisition:

(A)	any applicable performance conditions will be assessed on, or shortly prior to, the Sanction Date in accordance with the rules of the LTIP; and

(B)	no discretion will be exercised to vary the maximum potential vesting levels as set out in rules 12.2.2(i)-(iii) of the rules of the LTIP.

10.	Takeda acknowledges that all options and SARs will (regardless of whether they vest or vested before or on the Sanction Date (or the Unconditional Date, as applicable), to the extent not already exercised) remain exercisable for 60 days following the Sanction Date (or the Unconditional Date, as applicable) unless they lapse earlier in accordance with their terms.

11.	Takeda acknowledges that the Committee may, in accordance with Rule 3.4 of the LTIP, change any applicable performance condition prior to the Sanction Date (or the Unconditional Date, as applicable), if the Committee considers it appropriate to do so provided that (i) if the Committee does change any applicable performance condition, it will do so by reference to rational criteria and (ii) it will consult with Takeda prior to making any such change.

12.	Takeda acknowledges that Shire may make a cash payment prior to the Sanction Date (or the Unconditional Date, as applicable), to certain participants whose options/SARs have an exercise price that is equal to or higher than the expected market value of a Shire Share on the Sanction Date (or the Unconditional Date, as applicable) to compensate them for loss of value in respect of their subsisting options/SARs where such loss occurs or is reasonably likely to occur as a consequence of the Acquisition, provided that:

(A)	Shire and Takeda will consult in respect of the method of calculation used to determine the amount payable before such calculation is made; and

(B)	the aggregate amount of the payments made shall not exceed US$15 million.

13.	Takeda acknowledges that Shire may decide to grant options, SARs and/or awards under the LTIP prior to the Sanction Date (or the Unconditional Date, as applicable), in accordance with its historic practice (save that Shire may grant more conditional awards (known as restricted stock units) and less SARs than Shire has done in previous historic practice (and they may, for the avoidance of doubt, grant only conditional awards and no SARs) provided that the number of Shire Shares/ADSs in relation to which the conditional awards are granted is calculated by reference to an expected value that is no higher than the expected value usually attributable to the current proportions of SARs and conditional awards, calculated in accordance with historic practice).

14.	Takeda agrees that it shall, following and subject to completion of the Acquisition, grant cash awards equal to the market value of the Shire Shares/ADSs under option, SAR or award which lapsed as a result of the Acquisition due to time prorating (after the application of performance conditions) (“Transition Awards”) on the following terms:

(A)	the vesting schedule applicable to the Transition Awards will mirror the vesting schedule applicable to the original options, SARs or awards (as applicable) granted under the LTIP (and for the avoidance of doubt, the Transition Awards will vest in such proportions in respect of the amount subject to the Transition Award on such dates as would have applied had the original options, SARs or awards (as applicable) continued in full), as though the Acquisition had not occurred;

(B)	a participant’s Transition Awards will vest in full upon the participant’s (a) termination of employment by Shire (or the participant’s relevant employer within the Shire Group or the Takeda Group, as appropriate) for any reason other than for Cause, (b) termination of employment by reason of death or disability; or (c) termination of employment by the participant for Good Reason;

(C)	a participant’s Transition Awards will vest pro-rata on termination of employment or resignation for any reason other than for Cause if such termination or resignation occurs on or after the date falling 12 months from the Effective Date; and

(D)	such other terms as Takeda may, in consultation with the Committee, consider are equivalent to the terms of the options, SARs or awards under the LTIP to which the Transition Awards relate save that the Transition Award shall:

(i)	not be subject to further performance conditions as the Transition Awards will only be granted to the extent that the performance conditions of the LTIP awards are determined to be satisfied; and

(ii)	be deemed to be a benefit that is protected under any arrangements referred to in paragraphs 31 and 32 below but in respect of the Transition Award only, for the period ending with the date on which the Transition Award vests.

DBP

15.	Takeda acknowledges that awards granted under the DBP which would not otherwise vest prior to the Sanction Date (or the Unconditional Date, as applicable) will (in consequence of the Acquisition and in accordance with the rules of the DBP) vest in full on the Sanction Date (or the Unconditional Date, as applicable) and may (subject to paragraph 25 below) be settled by issue or transfer of Shire Shares/ADSs or payment of a cash equivalent, as the Committee may determine in accordance with the rules of the DBP.

16.	Takeda acknowledges that Shire may decide to grant awards under the DBP prior to the Sanction Date (or the Unconditional Date, as applicable), in accordance with its historic practice.

UK Sharesave and Irish Sharesave

17.	Takeda agrees that if the Acquisition is effected by way of the Scheme, then subject to any legally required tax approvals, the Acquisition will be treated as a general offer for the purposes of vesting of any UK Sharesave and/or Irish Sharesave options.

18.	Takeda acknowledges that under the rules of the UK Sharesave and Irish Sharesave, all outstanding options granted thereunder will be exercisable for a period of six months on and from the Effective Date (or the Unconditional Date, as applicable) unless they lapse earlier in accordance with their terms.

19.	Takeda agrees that it will, following the Effective Date (or the Unconditional Date, as applicable) and subject to completion of the Acquisition, make (or procure that Shire will make), on the normal payroll date for the month following the date of exercise for each participant, to the holders of options under UK Sharesave and/or Irish Sharesave granted prior to the date of this Agreement who exercise those options on or after the Effective Date (or the Unconditional Date, as applicable) a one-off cash payment of an amount equal to the amount of income tax that each participant may incur on exercise as a result of the Scheme. For the avoidance of doubt, such cash payment would be grossed up to reflect tax and social security contributions due on that payment (at the individual’s marginal rate of tax). That gross payment would be subject to deductions for income tax and employee’s social security contributions.

20.	Takeda acknowledges that Shire may decide to grant options under either or both of the UK Sharesave and/or the Irish Sharesave prior to the Sanction Date (or the Unconditional Date, as applicable), in accordance with its historic practice.

GESPP

21.	Takeda acknowledges that the Committee intends to determine that all outstanding options under the GESPP will be exercised immediately prior to, and conditional on, the sanctioning of the Scheme and that the Committee may determine whether the options are settled in Shire Shares/ADSs or cash, in accordance with the rules of the GESPP.

22.	Takeda acknowledges that Shire may decide to grant options under the GESPP prior to the Sanction Date (or the Unconditional Date, as applicable), in accordance with its historic practice.

Baxalta Options and Baxalta RSUs

23.	Shire confirms that it currently expects that, in connection with the Acquisition, the Committee will, in accordance with the terms of the Baxalta Options and Baxalta RSUs determine that the Acquisition is a merger or similar corporate transaction and consequently that all Baxalta Options and Baxalta RSUs will be cancelled on the Sanction Date (or the Unconditional Date, as applicable) in return for a cash payment of the value of the relevant Baxalta Options or Baxalta RSUs as determined as though the relevant Baxalta Option or Baxalta RSU had vested in full (and, in respect of the Baxalta Options, been immediately exercised) at the time of payment, in accordance with the terms of the Baxalta Options and Baxalta RSUs, such that no Baxalta Options or Baxalta RSUs will remain outstanding after the Sanction Date (or the Unconditional Date, as applicable).

Excise Tax

24.	To the extent any Shire “disqualified individual" (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “U.S. Code”)) would become subject to an excise tax under Section 4999 of the U.S. Code on the value of any “parachute payment” (as defined in Section 280G of the U.S. Code) in connection with the Acquisition (whether as a result of payments made on or following the Sanction Date, or Effective Date (or Unconditional Date, as applicable) or in connection with other events associated with the relevant date), Takeda and Shire agree that they shall work together between the date of this Agreement and the Effective Date to, where possible, eliminate and, otherwise, reduce the amount of any such excise tax and the related deduction loss, as permitted by law. For the avoidance of doubt, such measures may involve (without limitation) modifying the vesting or payment timing of any deemed parachute payments, incentives and/or awards to be received as provided in this Agreement in connection with the Acquisition or events associated with it, entering into, modifying and appropriately documenting any restrictive covenant agreements and post-employment consulting agreements agreed with employees in connection with the integration planning relating to the proposed Acquisition and engaging an independent firm to determine the value of such non-competition and/or consulting agreements.

Employee Trust

25.	The Shire Employee Benefit Trust (the “Trust”) holds as at 30 April 2018 173,003 unallocated ADSs and 328,819 unallocated Shire Shares. Shire agrees to recommend to the trustee of the Trust, to the extent the trustee of the Trust is permitted and without (i) requiring or requesting such trustee to satisfy any options/SARs/awards in any jurisdiction in which it is not permitted by any law or regulation to do so or in which there may be any regulatory, reporting or taxation issues if it did so; or (ii) prejudicing the interests of the Trust or any beneficiary or subjecting it to additional reporting requirements, regulation or taxation, that the trustee of the Trust will, in priority to the issue (including out of treasury) of Shire Shares, use the Shire Shares currently comprised in the Trust to satisfy any vesting and/or exercise of options, SARs and/or awards under any of the Shire Share Plans and/or Shire employee incentive arrangements which occurs following the date of this Agreement.

Retention Arrangements

26.	The parties agree that Shire may implement employee retention arrangements on the terms provided herein for the CEO and the CFO on the following terms:

(A)	in respect of the CEO, such retention arrangements shall comprise an amount equal to:

2 x (ABS + ATB)

Where:

ABS = the CEO’s base salary payable for the 2018 financial year; and

ATB = the CEO’s target bonus for the 2018 financial year (i.e. at a level of performance which gives a bonus of 90% of salary); and

(B)	in respect of the CFO, such retention arrangements shall comprise an amount equal to:

2 x (BBS + BTB)

Where:

BBS = the CFO’s base salary payable for the 2018 financial year; and

BTB = the CFO’s target bonus for the 2018 financial year (i.e. at a level of performance which gives a bonus of 80% of salary),

and, in each case, the amount comprised in such arrangement shall be payable (less any legally required deductions), subject to completion of the Acquisition, on the earlier of the date falling six months from the Effective Date (or the Unconditional Date, as applicable) and 30 June 2019 (the “Relevant Date”) provided the relevant employee is employed with Shire on the Relevant Date save that if the relevant employee’s employment ceases for any reason set out in paragraph 28(i)-(iii) on or prior to the

Relevant Date, the arrangement shall be payable in full (less any legally required deductions) within 30 days of the date of cessation. It is Shire’s intention that neither the CEO nor the CFO will receive any further payment in respect of any cessation of employment that occurs after the Effective Date (or the Unconditional Date, as applicable). If the CEO or CFO’s executive employment agreement is terminated on or before the Relevant Date, the retention payment described above shall be reduced by the amount paid to the employee under his executive employment agreement (on the terms in force upon termination of his employment) such termination payment being conditional upon signature of a release signed by the employee upon such termination, save that Shire shall cover the reasonable costs of the CEO continuing to participate in its health and dental benefit plans for the period of 12 months from the date of any termination of the CEO’s employment and the amount of such costs shall not be deducted from the retention payment.

27.	The parties agree that Shire may implement employee retention arrangements on the terms provided herein for approximately 300 key Shire employees (including members of the Shire Executive Committee) identified by Shire after consultation with Takeda (the "Key Shire Employees") which shall comprise an amount equal to:

up to 1.5 x (CBS + CTB)

Where:

CBS = the Key Shire Employee’s base salary payable for the 2018 financial year; and

CTB = the Key Shire Employee’s bonus for the 2018 financial year at a level of performance which gives “at target” performance,

(the “Key Retention Award Arrangements"). The Key Retention Award Arrangements shall prescribe that, to be eligible to receive an award under the Key Retention Award Arrangements, the relevant Key Shire Employee must, subject to the terms set out in paragraph 28 below remain in the active employment of Shire (or an appropriate alternative employer within the Takeda Group) until, regardless of whether the Acquisition has completed, the earlier of 1 December 2019 or the date falling 12 months from the Effective Date (or the Unconditional Date, as applicable) (the "Retention Date"). Where due, such awards will, subject to paragraph 28 below, be payable (less any legally required deductions) within 30 days after the Retention Date.

28.	In circumstances where the employment of a Key Shire Employee:

(i)	is terminated by Shire (or his/her relevant employer within the Shire Group or the Takeda Group, as appropriate) for any reason other than for Cause;

(ii)	terminates by reason of death or disability; or

(iii)	is terminated by the Key Shire Employee for a Good Reason,

(each a "Permitted Acceleration Event"), in any which case prior to the Retention Date, then the applicable award shall instead be payable in full within 30 days after the

Permitted Acceleration Event (or as of such date established in compliance with applicable tax rules). In all other circumstances where the employment of a relevant Key Shire Employee terminates prior to the Retention Date, the relevant Key Shire Employee shall immediately forfeit the right to receive any payment under or in respect of the Key Retention Award Arrangements.

29.	Shire agrees to consult with Takeda in connection with the content of any submission made to the Panel in connection with the arrangements set out in paragraphs 26 to 28.

30.	Takeda and Shire agree that Takeda shall, in due course, consider implementing employee retention arrangements in respect of such other employees of the Shire Group as Takeda shall consider appropriate and necessary, to take effect after the Effective Date (or the Unconditional Date, as applicable).

Maintenance of Compensation and Benefits

31.	Takeda agrees that, it shall, or shall cause the relevant employing entity in the Takeda Group or Shire Group to, at a minimum, for the 24-month period immediately following the Effective Date (or the Unconditional Date, as applicable):

(A)	in respect of each employee of the Shire Group (as identified immediately prior to the Effective Date (or the Unconditional Date, as applicable)) who remains in employment within the Shire Group or Takeda Group, maintain at least the same base salary or wage rate, cash incentive compensation opportunities and equity incentive compensation opportunity (or a cash incentive with the same grant date fair value) as were provided to each such employee immediately prior to the Effective Date (or the Unconditional Date, as applicable); and

(B)	(subject to the below) provide a benefits package which is at least substantially comparable in the aggregate to the existing benefits available to such employee of Shire immediately prior to the Effective Date (or the Unconditional Date, as applicable).

32.	For the avoidance of doubt, for the purposes of (B) above, the terms of any separation or severance pay plan or arrangement which may apply in respect of any such employee shall not be considered to be a "benefit" for these purposes. The change-in-control, separation and severance protections and benefits provided to each Shire employee under any plans or arrangements in place as of the date hereof shall be, with any amendments to any contract necessary to ensure such protected period is always at least 24 months, maintained in place and honoured until the end of the 24-month period following the Effective Date or such longer period provided by the terms of any such plan or arrangement. Further, the terms of paragraph 31 are not a commitment to or promise of continued employment for any employee from the Effective Date (or the Unconditional Date, as applicable).

Bonus

33.	Takeda acknowledges that, in respect of bonuses granted in respect of the 2018 financial year, if the Effective Date (or the Unconditional Date, as applicable) occurs prior to the normal payment date of such bonus Shire may:

(A)	determine that the relevant bonus will vest in full, subject to any applicable performance parameters, on or prior to the Effective Date (or the Unconditional Date, as applicable); and

(B)	make such amendments to performance parameters applicable to such award or awards as Shire reasonably considers are appropriate where such parameters are no longer appropriate in the context of the Acquisition, in accordance with the rules of the Shire Annual Incentive Plan.

34.	Takeda acknowledges that Shire may decide to grant bonuses prior to the Sanction Date (or the Unconditional Date, as applicable), in accordance with its historic practice.

35.	Takeda agrees that, if the Effective Date (or the Unconditional Date, as applicable) occurs prior to 31 March 2019, it will grant awards under the Takeda bonus scheme to all Shire employees who would normally be entitled to participate in the Shire Annual Incentive Plan, subject to performance conditions, which shall be in respect of both the Takeda 2019 financial year and the period between the end of the Shire 2018 financial year and the 2019 Takeda financial year, such bonus opportunities being at least as favourable to the relevant employees as those provided by Shire for the bonus period prior to the Effective Date (or the Unconditional Date, as applicable), provided that Shire has not granted an award under the Shire Annual Incentive Plan (or any similar plan) for the same period.

Repatriation

36.	Takeda acknowledges that the CEO of Shire may be permitted to work in Zug, Switzerland by Shire prior to the Sanction Date (or the Unconditional Date, as applicable) if the CEO’s visa may expire before or by that date, and confirms that it will procure that, following the Effective Date (or the Unconditional Date, as applicable), the CEO of Shire will be (or will continue to be) permitted to work in Zug, Switzerland. Takeda further confirms that it will procure that Shire or another member of the Shire Group or a member of the Takeda Group shall cover the reasonable costs associated with such repatriation up to a maximum cost of US$ 500,000 inclusive of such grossed up amount that reflects tax and social security contributions due on that payment (at the CEO’s marginal rate of tax).

Definitions

37.	"Cause" shall have the meaning prescribed for such term (or such similar term) in any contract of employment applicable to an employee provided such contract of employment was entered into before the date of this Agreement and shall mean for any other employee: (A) material breach by the employee of the terms and conditions of the employee’s employment, including but not limited to (i) material breach by the employee of Shire's or any relevant member of the Takeda Group’s (as applicable) code of business conduct; (ii) material breach by the employee of the employee’s employment contract (if any); (iii) commission by the employee of an act of fraud, embezzlement or theft in connection with the employee's duties or in the course of the employee's employment; (iv) wrongful disclosure by the employee of secret processes or confidential information of the Shire Group or the Takeda Group; or (v) failure by the employee to substantially perform the duties of the employee’s employment (other than any such failure resulting from the employee’s disability) provided that any such determination in respect of whether such a failure has occurred must be made on a reasonable basis; or (B) to the extent permitted by applicable law, engagement by the employee, directly or indirectly, for the benefit of the employee or others, in any outside activity, employment or business which is competitive with the Shire Group and/or the Takeda Group.

38.	"Good Reason” shall have the meaning prescribed for such term (or such similar term) in any contract of employment applicable to an employee provided such contract of employment was entered into before the date of this Agreement and shall mean for any other employee: (i) any material reduction in an employee’s base salary or total variable compensation opportunity, (ii) a relocation in the principal place of an employee’s employment that increases his or her daily commute by more than 50 miles from that immediately prior to the Effective Date; or (iii) any material change in that employee’s role.

Acknowledgements

39.	Takeda’s acknowledgements in paragraphs 8, 9, 10, 11, 12, 13, 15, 16, 18, 20, 21, 22, 33, 34, and 36 do not impose any contractual restrictions or obligations on Shire or the board of Shire Directors or any committee thereof.

Schedule 2

Form of Announcement